UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒                                                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31446

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 3700, Denver, Colorado 80203

Cimarex Energy Co.

401(k) Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

Cimarex Energy Co.

401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Cimarex Energy Co. 401(k) Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Anton Collins Mitchell LLP

Denver, Colorado

May 3, 2016

Financial Statements

Cimarex Energy Co.

401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2015	2014

Assets:
Investments, at fair value:
Registered investment companies	$152,032,266	$97,348,252
Common/collective trusts	—	51,729,331
Cimarex Energy Co. Common Stock Fund	20,098,445	25,182,709

Total investments	172,130,711	174,260,292

Receivables:
Notes receivable from participants	1,787,076	1,577,571
Employer profit sharing contributions, net of forfeitures	—	1,814,065

Total receivables	1,787,076	3,391,636

Net assets available for plan benefits	$173,917,787	$177,651,928

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2015

Additions to net assets attributed to:
Contributions:
Participant	$9,244,723
Employer match, net of forfeitures	7,274,292
Participant rollover	1,072,238
Interest earned on notes receivable from participants	69,836
Investment income:
Interest and dividends	3,355,052

Total additions	21,016,141

Deductions from net assets attributed to:
Benefits paid to participants, including loans deemed distributed	16,984,761
Net depreciation in fair value of investments	7,739,924
Administrative expenses	25,597

Total deductions	24,750,282

Net decrease	(3,734,141)

Net assets available for plan benefits, beginning of year	177,651,928

Net assets available for plan benefits, end of year	$173,917,787

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established by Cimarex Energy Co. (the “Company” or “Cimarex”) in 2002, and most recently restated effective January 1, 2015.  The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries.  In addition to Cimarex employees, the Plan provides for participation by employees of all Cimarex subsidiaries.  The Plan is intended to be a defined contribution plan with profit sharing provisions.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”).  The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.  All assets of the Plan are held in trust by Vanguard.  Vanguard is also the recordkeeper of the Plan.

Eligibility

All non-excludable employees of the Company who have attained the age of 18 are eligible to participate in the Plan upon date of hire.  Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens.  Employees may enter the Plan on the first day of each calendar month after meeting plan requirements.  A participant may modify his/her deferral election at the times determined by the Plan Administrator.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Contributions

The contributions (participant and Company) for the plan year are subject to certain limitations imposed by the Internal Revenue Code (“IRC”) and the Plan’s terms.

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution or as a Roth after tax contribution).  In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 100% of the participant’s pre-tax annual compensation, as defined in the Plan Document, subject to annual IRC dollar limits ($18,000 for 2015).  The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($6,000 for 2015).

The Company may make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company.  In no event shall the Company’s matching contribution, on behalf of a participant, exceed the match percentage approved by the Company’s Board of Directors, which was 7% of each participant’s eligible compensation for 2015. The matching contribution is also subject to the IRC annual compensation limit ($265,000 for 2015). Catch-up contributions are not matched by the Company.

The Plan also allows for a profit sharing contribution by the employer. The Company made a profit sharing contribution for the year ended December 31, 2014 in the amount of $1,814,065, which was equal to 2% of eligible compensation (after forfeitures were applied) and which was funded in 2015.  The Company did not make a profit sharing contribution for the year ended December 31, 2015.  Employees are eligible to receive the profit sharing contribution if they meet the plan entry requirements, are employed on the last day of the plan year and have a minimum of 500 hours of service in the plan year. For employees who terminated employment due to death, disability or had attained age 62, the last day of year and 500 hour service requirements do not apply.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan Document.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, profit sharing contributions (if any), and earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan.  Currently, the Plan offers various investment options in registered investment companies and a Cimarex Energy Co. common stock fund.  Participants may change their investment directions at any time, subject to such restrictions and procedures as established by the recordkeeper, the Plan and Cimarex. Employee-participants are not permitted to trade company stock while in possession of material, undisclosed information about the Company.

Notes Receivable from Participants

An employee may borrow the lesser of $50,000 or one-half of their vested account balance.  Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000.  Participants may not apply for another loan within six months of the date on which the previous loan was paid in full.  The maximum loan term is five years, except for a loan to acquire a participant’s principal residence, which may have a term of up to ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period.  The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans range from 4.25% to 8.25% as of December 31, 2015. Principal and interest are paid ratably through payroll deductions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Vesting

A participant is always 100% vested in that portion of his/her account attributable to 401(k) deferred salary contributions, Roth contributions, catch-up contributions and rollover contributions. Vesting for that portion of the participant’s account attributable to Company contributions is based on years of credited service as defined by the Plan Document, in accordance with the following schedule:

Completed years of credited service with the Company	Vested Percentage
1	25%
2	50%
3	75%
4 or more	100%

Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.

Forfeitures

At December 31, 2015 and 2014, amounts held in the forfeiture account totaled $148,106 and $203,607, respectively.  These amounts can be used to reduce future employer contributions.  For the year ended December 31, 2014, forfeitures of $127,000 were utilized to fund the December 31, 2014 employer profit sharing contributions, with the balance funded in 2015.  The Company utilized $108,079 of forfeitures in 2016 to fund the 2015 match true up contribution.  Remaining unused forfeiture amounts have not been allocated to participant accounts.

Plan Expenses

Loan origination and annual fees are paid by participants who take out loans. During the year ended December 31, 2015, expenses of $25,597 were paid by or allocated to participants.  All other administrative expenses of the Plan are paid by the Company and are excluded from these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.  In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of the normal retirement age (62), a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account.  Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less.  Participants may request to receive Company stock held in their account as an in-kind distribution.

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The Trustee, holds the shares of Cimarex common stock on behalf of the Plan.  Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer.  Participants direct the Trustee to vote by submission of timely participant directions.  Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the Trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance; any accrued and unpaid interest was de minimis.  Delinquent notes receivables are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.  As of December 31, 2015 and 2014, there were no distributions requested that had not been paid.

Contributions

Participant contributions and related matching contributions are recorded in the period payroll deductions are made.  Profit sharing contributions are recorded for the year to which they apply.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan decided not to early adopt ASU 2015-07, and the adoption of this guidance is not expected to have a material effect on these financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015; early application is permitted.

The Plan decided not to early adopt ASU 2015-12, and the adoption of this guidance is not expected to have a material effect on these financial statements.

Subsequent events

Management has evaluated subsequent events through April 26, 2016, which is the date the financial statements were available to be issued.  There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

3.             INVESTMENTS

During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2015) appreciated (depreciated) in value as follows:

For the Year Ended December 31,	2015
Registered investment companies	$(5,906,516)
Common/Collective Trust	1,726,602
Cimarex Energy Co. Common Stock Fund	(3,560,010)

Net depreciation in fair value of investments	$(7,739,924)

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

3.             INVESTMENTS (CONTINUED)

Investments which exceed 5% of net assets available for Plan benefits are as follows:

December 31,	2015	2014
Cimarex Energy Co. Common Stock	$20,001,814	$25,125,180
Vanguard Prime Money Market Fund (a)	18,291,800	19,605,354
Vanguard Institutional Index Fund	15,047,400	15,366,477
Vanguard Wellington Fund Admiral Shares	12,509,252	12,918,032
Vanguard Target Retirement 2025 Fund	11,389,815	*
Vanguard Target Retirement 2025 Trust II	*	11,317,348
Vanguard Small-Cap Index Fund Signal Shares	9,254,794	10,858,496
Vanguard Intermediate-Term Treasury Fund Admiral Shares	12,967,901	9,392,322
Vanguard Windsor II Fund Admiral Shares	*	8,978,536

*Not greater than 5% in the respective year

(a) The balance held includes amounts held by the Cimarex Energy Co. Common Stock Fund, as required by the look through rules.

4.              FAIR VALUE MEASUREMENTS

ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered Investment Companies:  Valued at quoted market prices in active markets that the Plan has the ability to access, which represent the net asset value of shares held by the Plan at year-end and are Level 1 investments.

Cimarex Energy Co. Common Stock:  Valued at year-end unit closing price reported on the active market on which the securities are traded (comprised of year-end market price of the stock plus uninvested cash position) and are Level 1 investments.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.              FAIR VALUE MEASUREMENTS (CONTINUED)

Common/Collective Trusts:  The investments include lifecycle (targeted maturity funds) and a fixed income fund.  The fair values of the Plan’s interest in the funds are based on the net asset values (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices.  The funds provide for daily redemptions by the Plan at reported NAV with no advance notice requirement.  Under unusual circumstances, redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans.  Fair values for the investments within these funds are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets.  The Plan is permitted to redeem investment units at NAV on the measured date, and as a result, the investments are classified as a Level 2 investment.  These funds have various investment objectives depending on the investment strategy of the fund as provided and available to plan participants through a variety of participating communications, and as indicated by asset category on the fair value hierarchy tables.  These investments were liquidated in 2015, and there were no expenses or market value adjustments related to this liquidation.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic equity funds	$41,952,297	$—	$—	$41,952,297
International equity funds	9,858,901	—	—	9,858,901
Bond funds	17,163,897	—	—	17,163,897
Balanced funds	64,862,002	—	—	64,862,002
Money market funds	18,291,800	—	—	18,291,800
Common stock:
Company stock	20,001,814	—	—	20,001,814

Total investments, at fair value	$172,130,711	$—	$—	$172,130,711

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.              FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic equity funds	$44,246,369	$—	$—	$44,246,369
International equity funds	8,970,123	—	—	8,970,123
Bond funds	11,665,902	—	—	11,665,902
Balanced funds	12,918,032	—	—	12,918,032
Money market funds	19,605,355	—	—	19,605,355
Common stock:
Company stock	25,125,180	—	—	25,125,180
Common/collective trusts:
Balanced funds	—	51,729,331	—	51,729,331

Total investments, at fair value	$122,530,961	$51,729,331	$—	$174,260,292

5.             INCOME TAX STATUS

The prototype plan, which the Company adopted January 1, 2015, obtained its latest opinion letter on May 28, 2014. The Internal Revenue Service (“IRS”) has stated that the prototype plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

6.             RELATED PARTY/ PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard.  Vanguard acts as trustee and recordkeeper for the Plan.  During the plan year ended December 31, 2015, annual administrative fees of $25,597 were paid to Vanguard.  The Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts.

The Plan also invests in Cimarex Energy Co. common stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2015, the loss on investment was $3,411,183 (including $148,827 dividends reinvested), purchases of Cimarex common stock were $2,697,172, sales of Cimarex common stock were $1,434,612 and net transfer out of Cimarex common stock was $2,935,641.  As of December 31, 2015 and 2014, the Plan held 223,784 and 237,030 shares of Cimarex common stock at a value of $20,001,814 and $25,125,180, respectively, along with cash in the Vanguard Prime Money Market Fund of $96,631 and $57,529, respectively, in the Cimarex Energy Co. Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.             CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perceptions of the issuers and changes in interest rates.  Shares of the Company’s common stock are also exposed to the same risks as well as risks specific to the Company, which are detailed in the Company’s filings with the Securities and Exchange Commission.  Investment in the Company’s common stock represents 12% and 14% of the net assets available for plan benefits as of December 31, 2015 and 2014, respectively.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits and participants’ accounts.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

8.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Participant loans are reported as notes receivable from participants in the accompanying financial statements as required by current authoritative guidance; however, for Form 5500 purposes and reporting on the supplemental Schedule of Assets (Held at End of Year) they are shown as investments, as required.

Supplemental Schedule

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year) — December 31, 2015

EIN: 45-0466694

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value

*	Vanguard Prime Money Market Fund	Registered Investment Company	18,195,169.120	(1)	$18,195,169
	American Funds EuroPacific Growth Fund	Registered Investment Company	85,457.066	(1)	3,872,914
	PIMCO Total Return Fund Institutional Class	Registered Investment Company	241,775.442	(1)	2,434,679
*	Vanguard Growth Index Fund Institutional Shares	Registered Investment Company	137,667.653	(1)	7,540,057
*	Vanguard Institutional Index Fund	Registered Investment Company	80,631.231	(1)	15,047,400
*	Vanguard Short-Term Investment-Grade Fund Admiral Shares	Registered Investment Company	166,791.439	(1)	1,761,317
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	174,454.166	(1)	9,254,794
*	Vanguard Intermediate-Term Treasury Fund Admiral Shares	Registered Investment Company	1,151,678.621	(1)	12,967,901
*	Vanguard Mid-Cap Index Fund Admiral Shares	Registered Investment Company	16,909.040	(1)	2,514,712
*	Vanguard Total International Stock Admiral Shares	Registered Investment Company	246,946.657	(1)	5,985,987
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	196,872.081	(1)	12,509,252
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	127,781.525	(1)	7,595,334
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	24,886.787	(1)	486,288
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	238,247.893	(1)	4,605,332
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	413,678.561	(1)	7,938,492
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	597,263.487	(1)	11,389,815
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	278,314.062	(1)	5,271,268
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	286,368.522	(1)	5,389,456
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	181,182.078	(1)	3,386,293
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	318,523.374	(1)	5,953,202
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	194,526.040	(1)	3,635,692
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	91,166.711	(1)	1,703,906
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	19,266.410	(1)	359,896
*	Vanguard Target Retirement Income Fund	Registered Investment Company	113,934.167	(1)	2,233,110
*	Cimarex Energy Co. Common Stock	Common Stock	223,784.000	(1)	20,001,814
*	Vanguard Prime Money Market Fund	Registered Investment Company in Company Stock Fund	96,631.280	(1)	96,631

*	Participant Loans	Ranging from 4.25% to 8.25%, various maturity dates		(1)	1,787,076

					$173,917,787

* Party-in-interest as defined by ERISA.

(1)         The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cimarex Energy Co. 401(k) Plan

Date: May 3, 2016

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
Vice President-Human Resources of
Cimarex Energy Co. and
Plan Administrator of Cimarex Energy Co. 401(k) Plan

BY:	/s/ Sherri M. Nitta
Sherri M. Nitta
Treasurer of
Cimarex Energy Co. and
Plan Administrator of Cimarex Energy Co.
401(k) Plan